Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on Expedia, its business, financial condition or results of operations and on the proposed merger transaction between Expedia and InterActiveCorp (formerly USA Interactive). You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2002, as amended on Form 10-K/A filed April 30, 2003, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, InterActiveCorp and Expedia have filed a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus and other documents containing information about InterActiveCorp and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of InterActiveCorp’s filings may be obtained by directing a request to InterActiveCorp, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

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[LOGO OF EXPEDIA, INC. APPEARS HERE]

For Immediate Release

Expedia Announces New Venue for Special Meeting

to Vote on Merger with InterActiveCorp

BELLEVUE, Wash. – July 22, 2003 – Expedia, Inc. (Nasdaq:EXPE) today announced a change in the venue of the previously announced special meeting of Expedia® shareholders to be held on Friday, Aug. 8, at 10 a.m. Pacific time. The meeting will be held at:

The Woodmark Hotel

1200 Carillon Point

Kirkland, Wash. 98033

As described in a proxy and information statement/prospectus mailed to Expedia shareholders, the special meeting is being held to consider approval of the merger of InterActive Corp. (formerly USA Interactive) and Expedia.

Shareholders are advised to read the proxy and information statement/prospectus because it contains important information. Shareholders can obtain a copy of the proxy and information statement/prospectus, and other relevant documents filed with the SEC, from the SEC’s Web site at www.sec.gov and from Expedia’s investor Web site at investor.expedia.com. Shareholders can also receive a copy of the proxy and information statement/prospectus and other documents by writing to Expedia, Inc., Attn: Investor Relations, 13810 Eastgate Way, Suite 400, Bellevue, Washington 98005, or calling (425) 564-7233.

Forward Looking Statements

This press release contains forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or comparable terms. These statements are only predictions and actual results and actual timing could differ materially from those expressed or implied in these statements based upon a number of factors including those identified in the company’s filings with the SEC.

About Expedia, Inc.

Expedia, Inc. is the world’s leading online travel service and the fourth largest travel agency in the U.S. Expedia’s award-winning Expert Searching and Pricing (ESP) technology delivers the most comprehensive flight options available online. ESP also allows customers to dynamically build complete trips that combine flights, Expedia® Special Rate hotels and other lodging, ground transportation, and destination activities. Expedia operates Classic Custom Vacations®, a leading wholesaler of premiere vacation packages to destinations such as Hawaii, Mexico, Europe and the Caribbean; and Expedia® Corporate Travel, a full-service corporate travel agency. Expedia, Inc.’s wholly owned subsidiary, Travelscape, Inc., operates WWTE™, bringing complementary cross-sell and dynamic packaging booking functionality to third parties on a private-label basis. Expedia is a majority-owned subsidiary of IAC, InterActiveCorp (NASDAQ: IACI). CST: 2029030-40

Expedia, Expedia.com, the airplane logo, WWTE and Classic Custom Vacations are either registered trademarks or trademarks of Expedia, Inc. in the U.S., Canada and/or other countries. Other products and company names mentioned herein may be trademarks of their respective owners.

For more information:

Marj Charlier, Director-Investor Relations

425-564-7666 or 425-564-7233

For investor relations information on Expedia.com:

http://investor.expedia.com

For online press information on Expedia.com:

http://expedia.com/daily/press/

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